December 20, 2019

Juan Carlos Mora Uribe
Chief Executive Officer
Bancolombia SA
Carrera 48 # 26-85, Avenida Los Industriales
Medellin, Colombia

       Re: Bancolombia SA
           Form 20-F for the Fiscal Year Ended December 31, 2018
           Filed April 25, 2019
           File No. 001-32535

Dear Mr. Uribe:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2018

Liquidity and Capital Resources, page 121

1. Please disclose in future filings, the contractual interest rates for borrowings from other financial institutions, including if you have any Libor exposure and the potential impact to your financial statements from the expected discontinuation of Libor. Please also include a risk factor concerning your Libor exposure, as appropriate.
Notes to Consolidated Financial Statements
Note 6. Loans and Advances to Customers and Financial Institutions, net, page
F-87

2. We note your disclosure on page F-88 in footnote (2) that, the provision for loan losses, net COP 4,311,485 differs from the COP 3,851,625 presented in the income statement due to the recovery of charged-off loans of COP 459,860. In future filings, please disclose the nature of charged-off loans of COP 459,860 and why they are not included in the allowance for loan loss rollforward.
 Juan Carlos Mora Uribe
Bancolombia SA
December 20, 2019
Page 2




3. In future filings, please disaggregate the "significant changes in the provision in accordance with IFRS 9" table presented on page F-89 by portfolio type (i.e. commercial, consumer, etc.). Additionally, please disaggregate "net remeasurement of loss allowance"
         between remeasurement due to changes in economic factors and model inputs as well as model changes. Refer to IFRS 7.35(B) and (F), 7.B.8 and 7.35I.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Michelle Miller at 202-551-3368 or Dave Irving at 202-551-3321 with any questions.



FirstName LastNameJuan Carlos Mora Uribe                     Sincerely,
Comapany NameBancolombia SA
                                                             Division of
Corporation Finance
December 20, 2019 Page 2                                     Office of Finance
FirstName LastName